Charlotte's Closet, LLC
Statement of Operations
(unaudited)

		For the period from February 22, 2016 (inception) to December 31, 2016
Revenue	$	54,462
Cost of revenue		18,897
Gross profit		35,565
Expenses		
Payroll & related		235,337
Advertising and promotion		223,134
Professional fees		11,574
Rent & facility costs		51,795
Depreciation & amortization		51,537
General and administrative		34,966
Total operating expenses		608,343
Net loss from operations		(572,778)
Other income (expense)		
Other income		2,000
Net loss	$	(570,778)
Loss per common unit	$	(0.23)
Weighted average number of units outstanding - Basic and fully diluted		2,500,001

See independent accountants' review report

The accompanying notes are an integral part of these financial statements